This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: November 28, 2022

Investor Update

Ritchie Bros.' Acquisition of IAA

November 2022

Forward-Looking Statements and Non-GAAP Measures

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (the “Company”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or the Company’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or the Company’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and the Company’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of the Company may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and the Company; the effects of the business combination of RBA and the Company, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA’s common shares or the Company’s common stock; the ability of RBA and/or the Company to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, the Company and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or the Company to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated cost synergies and/or growth opportunities in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and the Company; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and the Company operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or the Company’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and the Company’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and the Company’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor the Company undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Additional Disclaimers

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA expects to file with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of RBA and the Company seeking their approval of their respective transaction-related proposals. Each of RBA and the Company may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or the Company may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, THE COMPANY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from the Company at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by the Company (when they are available) will be available free of charge by accessing the Company’s website at investors.iaai.com or by contacting the Company’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and the Company in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about the Company’s directors and executive officers is available in the Company’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RBA or the Company free of charge using the sources indicated above.

Non-GAAP Financial Measures

This presentation contains certain non-GAAP financial measures, including EBITDA, adjusted EBITDA and free cash flow. These non-GAAP financial measures are not calculated in accordance with GAAP and may exclude items that are significant in understanding and assessing a company’s financial condition or operating results. Therefore, these measures should not be considered in isolation or as alternatives to financial measures under GAAP. In addition, these measures may not be comparable to similarly-titled measures used by other companies. Further information regarding non-GAAP financial measures is included in the respective SEC filings of RBA and the Company.

rb + IAA: Accelerating Value Creation for Shareholders

1	**Why IAA?**	IAA Works How We Work in a **Counter-Cyclical Segment** — IAA Brings **a Large Yard Footprint, Automated Processes** and **Transaction Velocity** to Ritchie Bros.' Trusted Marketplace
2	**How Does Our Strategy Align with this Transaction?**	We Monetize End-To-End Solutions Across A Portfolio of Verticals — Utilizing an **Expanded Yard Footprint** For All Verticals Will Drive **More Transactions, Marketplace Growth, Attached Services** and Improve **Operating Leverage**
3	**What is the Value Creation Opportunity?**	**Advancing Our Strategy** Across Verticals Will **Unlock Significant Opportunities** to **Accelerate Growth** in Addition to **Highly Realizable Cost Savings**
4	**Why Now?**	We Have the **Right Team**, the **Right Platform** and the Transaction is **Financially Compelling**

IAA Works How We Work…

The Salvage Auction Process Closely Resembles Ritchie Bros.' Used Equipment Auction Process

Sellers | **Buyers**

Accident occurs / vehicle is damaged → *Vehicle is consigned and moved to yard* → *Vehicle arrives at auction yard and is stored* → *Sale preparation: titling, inspection, imaging* → *Digital bidding once title clears* → *Vehicle is sold on platform* → *Title transfers and buyer retrieves / transports vehicle*

IAA's Business Model is Highly Complementary to Ritchie Bros.' Marketplace

Significant Transaction Volume
~2.3mm units annually

Robust Automation Capabilities
Title / Loan Payoff

Asset-Light
Attractive Consignment Model

Large Footprint
210 Global Yards

… In the Counter-Cyclical and Resilient Salvage Vehicle Sector…

Secular Industry Drivers are Independent of Economic Factors

Key Demand Drivers

Miles Driven X **Accident Rates** X **Salvage Rates**


Key Trends

Furthermore, salvage volumes increase as vehicle pricing decreases during recessionary periods

IAA's Strong Outperformance During the Financial Crisis

2007 - 2009 (Recession) Revenue CAGR


7%
Auto Suppliers
Auto Dealers
Auto OEMs

2007 - 2009 (Recession) Adj. EBITDA[1] CAGR


23 %
Auto Suppliers
Auto Dealers
Auto OEMs

Source: Company information and FactSet.
Note: Auto Suppliers include ALV, AXL, BWA, GNTX, MGA and TEN. Franchised Auto Dealers include ABG, AN, GPI, LAD, PAG and SAH. Auto OEMs include F and GM.
[1] IAA historical reported Adj. EBITDA less non-cash rent expense and share-based compensation expense.

… Supported by Robust Secular Tailwinds Driving Growth…

1
Why IAA?

Growing / Aging Car Parc

U.S. Light Vehicle Car Parc (Millions)



+14%
284
249
2013
Q2 2022

U.S. Average Vehicle Age (Years)



+7%
12.2
11.4
2013
2022

Vehicle Complexity / Repair Costs

Semiconductors / Vehicle



+207%
298
97
2010
2021

Average Repair Costs



+53%
$3,718
$2,425
2010
2021

Total Loss Rates



21%
15%
2010
2021
Go-Forward

- *Growing car parc, miles driven and road congestion drive increases in salvage volumes*
- *As vehicles become older, the likelihood of salvage increases*
- *New vehicle technology (e.g. EVs, ADAS, composites) is increasing vehicle complexity*
- *Rising repair costs relative to used car values have contributed to increasing units sent to salvage*
- *Increasing international demand has supported salvage pricing, incentivizing "total loss" declarations*
- *Increases in total loss rates drive volumes to salvage, supporting marketplace velocity*

Source: Company Information, IAA Investor Presentations, CCC Intelligent Solutions, U.S. Bureau of Transportation, Goldman Sachs Global Investment Research, IHS Global Insight, Department of Commerce and Bloomberg LP.

… Separate and Distinct from "Used Car Transactions"

US Used Vehicle Ecosystem

~285mm Vehicles in Operation[1]

~40mm Used Car Transactions[1]

Used Vehicle Sellers

Used Vehicle Buyers

Removed from Operation

"Used Car Transactions" ~28mm Units

ACV, ADESA, AutoNation, CARMAX, CARVANA, KAR GLOBAL, OPENLANE, vroom, *Independent Dealers*

Aged / Totaled Vehicles ~12mm Units

Salvage Auction: IAA, Copart

Removed from Service

Salvage Vehicle Sector Characteristics

1. *National coverage and extensive physical footprint are critical to large insurance customers*
2. *Technology and settlement systems manage several hundred thousand bids per week*
3. *Valuable and growing international "rebuilder" base with incremental demand and high service attach rates*

Source: IAA company presentations, Experian, CCC Intelligent Solutions, U.S. Department of Transportation and IHS Markit.
[1] As of June 30, 2022.

Ritchie Bros.’ Diverse Business Mix and Robust Marketplace Engine is Built for the Seamless Addition of IAA

2
Aligned Strategy

Ritchie Bros. Supports a Wide Variety of Asset Classes…

- *Commercial Transportation*
- *Government Surplus*
- *Construction*
- *Lifting & Material Handling*
- *Commercial Accessories*
- *Agriculture*
- *Other[1]*

… All Served by a Robust Marketplace Engine…

- Yards
- Technology
- Services

… Which is the Foundation for the Next Phase of Growth

✓ ***Powerful Marketplace Engine** That Already Serves a Diverse Range of Verticals, Assets and Users: **“More than Yellow Iron”***

✓ *Additional Verticals **Drive Transaction Velocity and Service Attach** Creating **High Flow-Through, Incremental Margin***

✓ *Ritchie Bros. **Excels at Integrating New Verticals and Users***

Source: Company information.

[1] “Other” includes: Energy, Mining, Forestry & Environmental, Marine, Aircraft & Rail, Asphalt & Concrete, Aggregate, Vocational Trucks, Vehicles & Buses, Trailers, Industrial Support, Demolition & Recycling and Attachments.

Creating a Leading Marketplace by Leveraging Ritchie Bros. and IAA Complementary Strengths

2
Aligned Strategy

IAA Brings Highly Complementary Capabilities…

IAA

- Yard Infrastructure / Footprint
- Process / Transaction Automation
- High Transaction Volumes

IAA Inspection Services®
DDI Technology an IAA company
IAA Title Solutions™
IAA AuctionNow®

…To Ritchie Bros.' Robust Marketplace…

rb

- Robust Marketplace Engine
- Comprehensive Services
- "Test-Focused" Culture

RB 2.0
Ritchie Bros. Financial Services
ROUSE
SmartEquip Be Ready.
/thoughtworks

…To Create a Leading Marketplace for Commercial Assets and Vehicles

IAA + rb

- Increased Footprint / Customer Proximity
- Enhanced Yard Utilization and Automation
- Higher Transaction Velocity
- High-Margin Incremental Flow-Through
- Improved ROI on Technology Investments

Combined Footprint Advances Each Organization's Growth Strategy

2

Aligned Strategy

Pro Forma Site Footprint

275 Yards

Total Combined Footprint



Ritchie Bros. Yard Site
IAA Yard Site
High Risk State for Catastrophic Events with Strong Ritchie Bros. Capacity

Combined Footprint Benefits

Expected Benefits to Ritchie Bros.

- ✓ *Acceleration of **"local" yard strategy** unlocking **new customers** and driving **incremental GTV***
- ✓ *Enhancing **yard unit economics** through higher and more **consistent yard utilization***

Expected Benefits to IAA

- ✓ *Increased **catastrophic events capacity** for insurance customers via access to Ritchie Bros.' **expansive yards***
- ✓ *International footprint with "Auction" yards in **11 countries***

All future yard expansions can be optimized for needs of the combined business

Understanding Ritchie Bros.' "Local" Yard Strategy

2

Aligned Strategy

Digital Model Enables Global Presence, but Local Proximity is Still Important to Buyers and Sellers

Ritchie Bros. Enhances Customer Value Via "Local" Yards

- ✓ Closer proximity of yards to customers reduces transportation barriers, provides accessibility and attracts customers
  - ✓ 50% of sellers using these "local" or "satellite" yards have been new to Ritchie Bros.' platform
- ✓ Customers value the care, custody and control offered by physical locations
- ✓ Due to ~5 acre size, "local" yards have a lower cost profile compared to traditional "Auction" yards (~60 acres) and can generate incremental GTV with high ROI
- ✓ ***In 24 months, Ritchie Bros. has opened 24 "satellite" yards globally***
  - ✓ ***These yards deliver the same level of accretion as traditional "Auction" yard formats***

IAA's Yards Expected to Turbo-Charge Ritchie Bros.' "Local" Yard Strategy

2
Aligned Strategy

Yard Facts and Figures

Ritchie Bros. "Local" Yards	*IAA Yards*
24 *Ritchie Bros. "Local" Yards Today*	**>200** *IAA Yards Today*
~5 Acres *Target "Local" Yard Size*	**~20 Acres** *Approximately 50% of locations*
Metro location *Ensures Customer Proximity*	**Metro location** *Lowers Inbound Towing Costs*

Key Takeaways

- ✓ **IAA yards fit specifications for Ritchie Bros.' "local" yards** in terms of size, preferred location and zoning requirements
- ✓ IAA yards **support smaller equipment typically stored** at Ritchie Bros.' "local" yards
- ✓ **Opportune time to expand yard capacity** given volume tailwinds in Ritchie Bros.' business
- ✓ Customer proximity drives **incremental Ritchie Bros. GTV growth and improved customer service**
- ✓ **Ritchie Bros. defers startup costs** of "local" yards

IAA's Utilization of Ritchie Bros.' Yards Will Enhance IAA's Footprint and Bolster Ritchie Bros.' Yard Economics

3

Value Creation

Ritchie Bros. "Auction" Yard | Orlando, FL



Per Google Maps, 22-Nov-2022

Impact Overview

- ✓ Ritchie Bros. possesses 41 "Auction" yards globally; these facilities average ~60 acres of usable storage space
- ✓ Yards are most utilized when live auctions are taking place on-site (fully utilized <50% of the time)
- ✓ Ritchie Bros. has numerous "Auction" yards that are in strategic locations for IAA (e.g. Florida and Texas) that are often impacted by catastrophic events, **allowing IAA to bolster its customer value proposition and grow sales**
- ✓ **Ritchie Bros.' international presence (e.g., Germany, Australia, France, Italy and Spain)** will drive incremental unit volume growth at IAA
- ✓ IAA's access to Ritchie Bros. "Auction" yards will **enhance IAA's footprint** and lead to **higher capacity utilization** at Ritchie Bros. yards

Accelerating Service Penetration and Innovation to Drive Compelling Growth

3
Value Creation

The Combination Will Unlock an Array of Incremental Growth Opportunities Beyond the Highly Realizable Cost Synergies

Increased Penetration of RBFS Products in IAA's Ecosystem

- ✓ Potential to provide short-term / export financing to support buyers of higher-value "rebuildable" vehicles
- ✓ Rebuilders typically purchase salvage vehicles to rebuild and resell, often internationally
- ✓ ~30% of IAA volumes are sold to rebuilders, representing ~$3bn of GTV

Enhanced Cross Selling of Other Services

- ✓ *"Do you want fries with that?"* bundling of parts with financing offering
- ✓ Enables third-party parts offering available at check out
- ✓ Offer IAA's automated title / lien processing to improve Ritchie Bros.' "DMV" and check-in capabilities

Accelerated Marketplace Innovation

- ✓ Increase utilization of combined transportation capacity by minimizing one-way "deadhead" loads
- ✓ Enhances "self-serve" technology offering aimed at smaller sellers
- ✓ Bring together suite of fleet management tools (e.g. valuation, parts and utilization) via an integrated IMS

"Building Blocks" for Incremental Growth Opportunities

3 Value Creation

The Combination Has the Potential To Drive Robust Revenue Growth Opportunities That Would Not Be Available To Either Company Standalone

Potential for Expansion

1 Accelerate "Local" Yard Strategy

- *IAA's footprint accelerates Ritchie Bros.' "local" yard strategy by 7 years and drives GTV growth*

Actual Outcome

24 *Ritchie Bros. "Local" Yards Today* → **>200** *Pro Forma "Local" Yards*

2 Grow Ritchie Bros.' GTV

- *Incremental marketplace growth resulting from accelerated "local" yard strategy*

Illustrative Sensitivity

+1% *Incremental GTV* → **+$8mm** *EBITDA*

3 Grow IAA's Sales

- *Incremental sales capture across global salvage vehicle customer base due to improved services*

Illustrative Sensitivity

+1% *Global Market Share* → **+$50mm** *EBITDA*

Potential for Services Attach

4 Increase Services Attach Rate

- *Drive IAA's ancillary services attach rate via access to larger marketplace / solutions (e.g. Ritchie Bros. Webshops)*

Illustrative Sensitivity

+1% *IAA Services Revenue Mix* → **+$12mm** *EBITDA*

5 Drive Financing Adoption

- *Introduce RBFS to salvage vehicle sector*

Illustrative Sensitivity

+1% *of Market Serviced* → **+$13mm** *EBITDA*

6 Expand Parts Presence

- *Cross-sell parts to "rebuilder" buyer base*

Illustrative Sensitivity

+1% *Opportunity Capture* → **+$2mm** *EBITDA*

Note: Sensitivities included for illustrative purposes only and do not imply future targets, expectations or guidance; EBITDA defined as RBA reported Adj. EBITDA.

Now is the Right Time: We Will Unlock Significant Shareholder Value

4 Why Now?

1 We Have The Right Team

Executive Leadership Team





Ann Fandozzi
Chief Executive Officer

Eric Jacobs
Chief Financial Officer

Jim Kessler
President / Chief Operating Officer






Carmen Thiede
Chief Transformation and People Officer

Baron Concors
Chief Information Officer

Matt Ackley
Chief Marketing Officer

Kevin Geisner
Chief Strategy Officer

Select Prior Experience

abra, amazon, Caliber Collision, Cox Automotive, DaimlerChrysler, Dealertrack, ebay, Ford, Pep Boys, vRide, Wheels Up

2 We Have the Right Platform

Our Platform is Extensible: Ritchie Bros. has built significant end-to-end capabilities and services across asset types

Our Platform Has the Footprint: Combination of omnichannel "Auction" and "Local" yards promote customer proximity and GTV growth

Our Platform Thrives on Transaction Velocity: Each incremental marketplace transaction drives high incremental profit flow-through

3 The Transaction is Financially Compelling

- ✓ **11.3x IAA LTM Adj. EBITDA[1] (incl. mid-point of run-rate cost synergies)** purchase multiple
- ✓ **Expected to be accretive** to Adj. EPS post-close
- ✓ **$100-120mm+** in annual run-rate cost synergies expected by the end of 2025
- ✓ Multiple **substantial growth opportunities** across the platform
- ✓ **Strong cash flow** enables rapid de-leveraging and capital allocation flexibility

RITCHIE BROS.

[1] Represented the LTM period as of October 2, 2022 for IAA; IAA reported Adj. EBITDA.